UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: September 2, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Enters Agreement to Acquire Majority

Ownership of Powerband®

IPG® enters agreement to strategically broaden its global position by establishing an asset base in India

MONTREAL, QUEBEC; SARASOTA, FLORIDA and DAMAN, INDIA, September 2, 2016 – Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or “the Company”), a leading manufacturer of packaging products and machinery, today announced the execution of an agreement to acquire a 74% ownership stake in Powerband Industries Private Limited (d/b/a “Powerband”), a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family which founded the Company in 1994. This transaction is expected to officially close before the end of 2016 subject to satisfaction of certain customary conditions precedent. Once completed, Powerband will become a 74%-owned subsidiary of IPG, further extending IPG’s product offering and global presence in the rapidly growing world packaging market. All amounts in this press release are denominated in US dollars unless otherwise indicated.

Powerband’s revenue for the most recently completed fiscal year was approximately $32 million. The purchase price of approximately $42 million will be financed with funds available under the Company’s revolving credit facility. The Company expects that these acquired operations will be accretive to net earnings.

“We believe that it is critical to IPG’s growth that we expand from being a primarily North American producer to becoming a greater participant in the global market,” said Greg Yull, IPG’s President and Chief Executive Officer. “This transaction materially furthers IPG’s strategy to expand globally due, in part, to Powerband’s presence in virtually every significant global market, as well as providing IPG with the benefit of access to a low cost and high growth jurisdiction.”

Rajan Desai, the current Managing Director and founder of Powerband, will continue to manage Powerband’s operations and remain a significant shareholder. The business will remain headquartered in Daman, India.

About Powerband

Powerband is based in Daman, India which is approximately 100 miles north of Mumbai. Powerband has 220 full-time employees and is a leading manufacturer of packaging tapes and stretch films. From its ISO 9001:2008 and ISO 14001:2004 certified facility, Powerband services the Indian market and exports packaging product to more than 30 countries. For more information, visit www.powerband.in.

About IPG

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the closing of this acquisition and the expected timing of such closing, this acquisition extending the Company’s product offering and global presence, the purchase price for this acquisition and the source of funds for such purchase price, that the acquired operations will be accretive to net earnings and the future management, shareholding and headquarters of Powerband’s operations, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the post-closing performance of Powerband; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Maison Brison Communications

Pierre Boucher

514-731-0000

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